Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of xG Technology, Inc. (the “Company”) on Form S-8 of our report dated April 14, 2016 (except for Note 18, as to which the date is June 20, 2016), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern and our audit of adjustments to retroactively apply the reverse stock split of the Company’s common stock which occurred subsequent to the year ended December 31, 2015, to the 2014 financial statements which were audited by other auditors, and with respect to our audit of the financial statements of xG Technology, Inc. as of December 31, 2015 and for the year then ended, appearing in the Annual Report on Form 10-K of xG Technology, Inc. for the year ended December 31, 2015.

/s/ Marcum LLP

Marcum LLP

New York, NY

November 16, 2016